Exhibit 99.1

2016 Earnings Distribution Proposal

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) (“Ecopetrol” or the “Company) informs the 2016 earnings distribution proposal, approved by the Board of Directors, which will be submitted for the consideration of the Shareholders Meeting (Asamblea de Accionistas) that will take place on March 31, 2017:

PROFIT DISTRIBUTION PROPOSAL

YEAR 2016

Net Profit after provision for income tax	1,564,709,318,025
+ Release of reserves from previous years	287,236,277,314
Excess of fiscal depreciation reserve (Art. 130 ET)	287,236,277,314
Regulatory Decree 2336/95 current year reserve	1,927,967,826

- Legal reserves of the current year	669,103,385,969
Legal Reserve (10%)	156,470,931,803
Excess of fiscal depreciation reserve (Art. 130 ET)	509,081,603,363
Regulatory Decree 2336/95 current year reserve (taxable)	3,550,850,803

Available to the Shareholders	1,182,842,209,370
It is proposed to distribute as follow:

Ordinary dividend non taxable	945,683,977,874
New explorations reserve (non taxable)	237,158,231,496

Ordinary dividend payable per share	$23

This proposal is in line with the dividend distribution policy adopted by the Board of Directors, which establishes the distribution of around 40% of the net profit before impairments. The policy also states that the dividends declared will not exceed the profits available for the distribution of the Shareholders Meeting and will be aligned with preserving debt ratios consistent with an investment grade rating.

Taking the aforementioned into account, and calculating the net profit before impairments in an amount of COP $2,328,017,766,824; the Board proposes a dividend of COP$ 23 per share, to be paid in a single installment on April 28, 2017.

Bogota, March 6, 2017

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This release contains statements that may be considered forward looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend, and do not assume any obligation to update these forward-looking statements.

For further information, please contact:

Head of Corporate Finance and Investor Relations

María Catalina Escobar

Phone: (+571) 234 5190

E-mail: investors@ecopetrol.com.co

Media Relations (Colombia)

Jorge Mauricio Tellez

Phone: (+ 571) 234 4329

E-mail: mauricio.tellez@ecopetrol.com.co